FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February,2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an advertisement which is to be published in the press in Malta on 15 February by HSBC Bank Malta p.l.c., a 70.03 per cent indirect subsidiary of HSBC Holdings plc.

HSBC Bank Malta p.l.c. Preliminary Profit Statement for the year ended 31 December 2002 (Published in terms of Section 6.05.06 (iii) of the Bye Laws of the Malta Stock Exchange)

	Group		Bank
	2002	2001	2002	2001
	Lm000	Lm000	Lm000	Lm000
Interest receivable and similar income	76,105	82,588	71,807	76,571
Interest payable	(42,778)	(51,721)	(44,612)	(52,681)
Net interest income	33,327	30,867	27,195	23,890
Other net operating income	18,282	20,424	14,004	17,227
Total operating income	51,609	51,291	41,199	41,117
Operating expenses	(28,588)	(29,385)	(27,265)	(27,713)
Net amortisation of goodwill	(291)	(287)	(205)	(205)
Operating profit before impairment losses and
provisions	22, 730	21,619	13,729	13,199
Net impairment losses	(1,515)	(5,842)	(1,960)	(5,670)
Provisions for contingent liabilities and other charges	(89)	(15)	(89)	(15)
Profit on ordinary activities before tax	21,126	15,762	11,680	7,514
Tax on profit on ordinary activities	(5,762)	(2,520)	(3,944)	(2,582)
Profit for the financial year attributable to shareholders	15,364	13,242	7,736	4,932

Earnings per share	42.1c	36.3c	21.2c	13.5c

Dividends, net of income tax	5,027	3,083	5,027	3,083

Exchange rates ruling on 31 December 2002 against the
Maltese Lira were as follows:	GBP1.5555	EUR2.3908	USD2.5090

	Group		Bank
Balance sheet extracts as at	31/12/02	31/12/01	31/12/02	31/12/01
(Figures in Lm millions)

Total assets	1,570	1,456	1,535	1,409

Loans and advances to customers	891	>878	763	733

Amounts owed to customers	1,303	1,223	1,299	1,069

Shareholders' funds	117	104	117	104

Review of Group Performance

The published figures have been extracted from HSBC Bank Malta's group audited accounts for year ended 31 December 2002 as approved by the Board of Directors on 14 February 2003.

In 2002, HSBC Bank Malta and its subsidiaries generated a profit on ordinary activities before tax of Lm21.1 million which represents an increase of Lm5.4 million, or 34.0 per cent when compared to the profit for the year ended 31 December 2001.

Profit attributable to shareholders was Lm15.4 million, an increase of Lm2.1 million (16.0 per cent) over the previous year.

Net interest income of Lm33.3 million was Lm2.5 million or 8.0 per cent higher, when compared to 2001. Other net operating income decreased by Lm2.1 million or 10.5 per cent and operating expenses decreased by Lm0.8 million or 2.7 per cent, on 2001 levels.

The group's cost to income ratio improved to 55.4 per cent from 57.3 per cent in 2001.

Net impairment losses during 2002 were Lm1.5 million, a decrease of Lm4.3 million over the previous year.

The directors have proposed a final gross dividend of 13.2 cents per ordinary share that, together with the interim gross dividend of 8.0 cents, results in a total distribution of 21.2 cents. This represents an increase of 8.2 cents per share (63.1 per cent) over the previous year's dividend distribution. The dividend is covered 3.1 times by attributable profit (2001: 4.3 times).

The dividend, subject to approval at the next Annual General Meeting, will be payable to shareholders who are on the Register of Members of the company on 19 February 2003.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                   By:

                                                                                                    Name: P A Stafford

                                                                                                    Title: Assistant Group Secretary

                                                                                                    Date: February 14, 2003